SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)*

FMC Corporation.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302491303

(CUSIP Number)

31 DECEMBER 2006

(Date of Event Which Requires Filing of this Statement)

 Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s  initial filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing information which would alter the  disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

CUSIP No. 302491303	Schedule 13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

M&G Investment Management Limited
No I.R.S Identification Number

2.	CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP*
			(a)	☐
			(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 1,903,402

	7.	SOLE DISPOTIVE POWER 0

	8.	SHARED DISPOTIVE POWER 3,028,402

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,028,402

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.89%

12.	TYPE OF REPORTING PERSON
IA

CUSIP No. 302491303	Schedule 13G	Page 3 of 5 Pages

Item 1(a).		Name of Issuer:

FMC Corporation.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

1735 Market Street
Philadelphia, PA 19103
United States

Item 2(a).		Name of Person Filing:

M&G Investment Management Limited (MAGIM)

Item 2(b).		Address of Principal Business Office or, if None, Residence:

Governor’s House, Laurence Pountney Hill, London, EC4R 0HH

Item 2(c).		Citizenship:

United Kingdom, England

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number:

302491303

Item 3.		Type of Person:

(e) MAGIM is an investment advisor in accordance with s.240.13d-1(b)(1)(ii)(E)

MAGIM acts as an investment advisory client, and none of the shares are directly owned by MAGIM.

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned: M&G, in its capacity as investment manager, may be deemed to beneficially own 3,028,402 shares of the Issuer.

	(b)	Percent of Class: 7.89%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote	0

		(ii)	shared power to vote or to direct the vote	3,028,402

		(iii)	sole power to dispose or to direct the disposition of	0

		(iv)	shared power to dispose or to direct the disposition of	3,028,402

CUSIP No. 302491303	Schedule 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

☐

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

☐

Item 8.	Identification and Classification of Members of the Group.

M&G Investment Management Limited (MAGIM)

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 302491303	Schedule 13G	Page 5 of 5 Pages

Exhibit A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934,  as amended, the undersigned hereby agrees that the foregoing statement on  Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent  amendments to this statement on Schedule 13G, shall be filed on behalf of each  of the undersigned without the necessity of filing additional joint acquisition  statements.  The undersigned acknowledge that each shall be responsible for the  timely filing of such amendments, and for the completeness and accuracy of the  information concerning him or it contained therein, but shall not be responsible for  the completeness and accuracy of information concerning the others, except to the  extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this  Agreement on the __02___ day of February, 2007.

By:	--//Mark Thomas//--

Name:	Mark Thomas
Title:	Head of Group Funds
Date:	February 02, 2007